FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                           For the month of April 2007
                                 27 April, 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing OFT/Ofcom Response released on 27 April, 2007






                          British Sky Broadcasting plc

                  BSkyB ("Sky") responds to Ofcom and the OFT

Sky notes statements today from Ofcom and the OFT. A Sky spokesman said:
"Today's statements reflect the continuation of an existing regulatory process with which we will continue to engage fully.

"More than any other company, Sky has led the unprecedented expansion in choice and diversity of views available to British families. The number of channels has grown from four when Sky was founded in 1989 to over 400 today, spanning entertainment, arts, children's, news, sports and documentary genres.

"Sky believes in choice and competition and supports an environment that fosters investment and dynamism in today's fast-changing media landscape."


Contacts

Enquiries:

Press:
Matthew Anderson      Tel: 020 7705 3267
Robert Fraser         Tel: 020 7705 3036
E-mail: corporate.communications@bskyb.com


Analysts/Investors:
Andrew Griffith       Tel: 020 7705 3118
Robert Kingston       Tel: 020 7705 3726
E-mail: investor-relations@bskyb.com


Finsbury:
Mike Smith            Tel: 020 7251 3801







                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 27 April, 2007                     By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary